UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          KONOVER PROPERTY TRUST, INC.
                   (formerly known as FAC Realty Trust, Inc.)
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                                (Name of Issuer)
                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)
                                   301953 10 5
                                 (CUSIP Number)



                                 Murry N. Gunty
                       LF Strategic Realty Investors II L.P.
                        30 Rockefeller Plaza, 63rd Floor
                               New York, NY 10020
                                 (212) 632-6000



                                 with a copy to:

                            R. Ronald Hopkinson, Esq.
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 906-1200

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 10, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.      301953 10 5                                   Page 2 of 6
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           LF Strategic Realty Investors II L.P.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                        (b) [X]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS
           AF (See Item 3)
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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                                 7          SOLE VOTING POWER

                                            None
                                 -----------------------------------------------
           NUMBER OF             8          SHARED VOTING POWER
            SHARES                          21,052,632  (See Item 2)
         BENEFICIALLY            -----------------------------------------------
           OWNED BY              9          SOLE DISPOSITIVE POWER
             EACH
           REPORTING                        None
            PERSON               -----------------------------------------------
             WITH                10         SHARED DISPOSITIVE POWER

                                            21,052,632  (See Item 2)
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,052,632  (See Item 2)
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           63.1 %
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14         TYPE OF REPORTING PERSON*

           PN (limited partnership)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                                    Page 3 of 6


           This Amendment No. 1, dated August 18, 1998, of the Reporting Person (as defined below), hereby amends and supplements the Schedule 13D of Prometheus Southeast Retail LLC ("Prometheus") and LF Strategic Realty Investors II L.P. ("LFSRI II"), dated March 6, 1998 (the "Initial Statement"), and is filed by the Reporting Person to reflect information required pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the contribution by Prometheus of 21,052,632 shares of common stock, par value $0.01 per share (the "Common Stock"), of Konover Property Trust, Inc., formerly known as FAC Realty Trust, Inc. (the "Company" or the "Issuer") to Prometheus Southeast Retail Trust ("Trust") and to reflect the addition of two managing members of Prometheus.


Item 1.        Security and Issuer

           This statement relates to the termination of Prometheus' direct beneficial ownership of Common Stock by virtue of the execution of the Transfer Agreement, dated as of July 31, 1998 (the "Transfer Agreement"), by and between Prometheus and Trust, and upon the consummation of the transactions contemplated thereby, whereby Prometheus has agreed to contribute 21,052,632 shares of Common Stock to Trust in exchange for receipt of 100,000 shares of the common shares of beneficial interest, par value $.01 per share, of Trust (the "Exchange"). As a result of such consummation on August 10, 1998, Trust has acquired direct beneficial ownership of Common Stock. As the sole shareholder of Trust, Prometheus possesses indirect beneficial ownership of Common Stock. LFSRI II, LFSRI II Alternative Partnership L.P. ("Alternative") and LFSRI II-CADIM Alternative Partnership L.P. ("CADIM"), three Delaware limited partnerships who are the managing members of Prometheus, each possess indirect beneficial ownership of Common Stock. The Issuer's principal executive offices remain as stated in the Initial Statement.

Item 2.        Identity and Background


           (a) This statement is filed by LFSRI II (the "Reporting Person").

           (b) The principal business office of the Reporting Person is c/o Lazard Freres Real Estate Investors LLC ("LFREI"), 30 Rockefeller Plaza, 63rd Floor, New York, New York 10020.


           (c) Prometheus is a special purpose vehicle formed to acquire the Common Stock as contemplated by Stock Purchase Agreement, dated as of February 24, 1998 ("Stock Purchase Agreement"), and the Amended and Restated Stock Purchase Agreement, dated as of March 23, 1998 ("Amended Stock Purchase Agreement"), both by and between the Company and Prometheus. LFSRI II, Alternative and CADIM are investment partnerships formed to invest in companies active in the real estate industry. Their respective ownership interests in Prometheus are as follows: LFSRI II has 86.159%; Alternative has 10.3806%; and CADIM has 3.4602%. The general partner of each of these partnerships is LFREI. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC. ("Lazard"). Trust is a real estate investment company created to finalize Lazard's ownership structure. Prometheus is the sole shareholder of Trust. Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein.

           All references to the Amended Stock Purchase Agreement are qualified in their entirety by the full text of such agreement, a copy of which is attached hereto as an Exhibit and is incorporated herein by reference.


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                                                                    Page 4 of 6

           (d) and (e) Please see the response to this item in the Initial Statement.

           Each person listed on Schedule 1 is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

           Please see the response to this item in the Initial Statement.

Item 4.        Purpose of Transaction.

           The beneficial ownership of the shares of Common Stock that are the subject of this Statement were sold to Trust for the purpose of finalizing Lazard's ownership structure. Prometheus sold the Common Stock to Trust, pursuant to the Transfer Agreement, in exchange for receipt of 100,000 shares of the common shares of beneficial interest, par value $.01 per share, of Trust. Separately, ownership interests in Prometheus were sold by LFSRI II to Alternative and CADIM to reflect Alternative's and CADIM's participation as LFSRI II's co-investors. LFSRI II sold membership interests in Prometheus to Alternative pursuant to a Securities Purchase Agreement, dated August 1, 1998, between LFSRI II and Alternative ("Alternative Securities Purchase Agreement"). LFSRI II sold membership interests in Prometheus to CADIM pursuant to a Securities Purchase Agreement, dated August 1, 1998, between LFSRI II and CADIM ("CADIM Alternative Securities Purchase Agreement"; together with the Alternative Securities Purchase Agreement, the "Securities Purchase Agreements").

           Upon the consummation of the above mentioned transactions, Trust shall directly beneficially own 21,052,632 shares of Common Stock and Prometheus, LFSRI II, Alternative and CADIM shall each indirectly beneficially own such shares of Common Stock.

           The foregoing discussion of the Transfer Agreement and the Securities Purchase Agreements is qualified in its entirety by the full texts of such agreements, copies of which are attached hereto as Exhibits and are incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

           (a) Please see the response to this item in the Initial Statement.


           (b) Trust has direct power, and Prometheus, LFSRI II, Alternative and CADIM have indirect power, to vote or to direct the vote of all shares of Common Stock covered by this Statement.

           (c) The Reporting Person has not acquired or disposed of any shares of Common Stock of the Company during the past sixty days, other than the transactions reported herein.

           (d) Trust has a direct right, and Prometheus, LFSRI II, Alternative and CADIM have an indirect right, to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Statement.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

           As detailed in item 6 of the Initial Statement, concurrently with the execution of the Stock Purchase Agreement, (i) Prometheus and the Issuer entered into a contingent value right agreement (the "Contingent Value Right Agreement"), (ii) Prometheus and the Issuer entered into a stockholders

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                                                                    Page 5 of 6


agreement (the "Stockholders Agreement") and (iii) Prometheus and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement" and, collectively with the Contingent Value Right Agreement and the Stockholders Agreement, the "Ancillary Documents"). Prometheus contributed and assigned all of its rights and obligations under the Amended Stock Purchase Agreement and the Ancillary Documents to Trust in the Exchange.

           All references to the Stock Purchase Agreement and the Ancillary Documents are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits to the Initial Statement and are incorporated by reference herein. See also item 6 in the Initial Statement.

Item 7.        Material to be Filed as Exhibits.

           Exhibit 1. Amended and Restated Stock Purchase Agreement, dated as of March 23, 1998, by and between Prometheus and the Issuer


           Exhibit 2. Transfer Agreement, dated as of July 31, 1998, by and between Prometheus and Trust


           Exhibit 3. Securities Purchase Agreement, dated August 1, 1998, by and between LFSRI II and Alternative


           Exhibit 4. Securities Purchase Agreement, dated August 1, 1998, by and between LFSRI II and CADIM

                                   SCHEDULE I



                           Executive Officers of LFREI


          The business address for each of the following persons is 30
               Rockefeller Plaza, 63rd Floor, New York, NY 10020.



 Name of Officer                Present and Principal Occupation
 ---------------                --------------------------------
 Arthur P. Solomon              Managing Director and Senior Principal of LFREI
 Anthony E. Meyer               Managing Director and Principal of LFREI
 Robert P. Freeman              Managing Director and Principal of LFREI
 Klaus P. Kretschmann           Principal of LFREI
 Murry N. Gunty                 Principal of LFREI
 John A. Moore                  Principal and Chief Financial Officer
 Marjorie L. Reifenberg         Vice President and General Counsel
 Lorenzo L. Lorenzotti          Vice President and Secretary of LFREI
 Henry C. Herms                 Comptroller of LFREI

                                    SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                            LF STRATEGIC REALTY INVESTORS II L.P.


                            By:     Lazard Freres Real Estate Investors L.L.C.,
                                        as general partner


                            By:     /s/ Murry N. Gunty
                               -------------------------------------------------
                            Name: Murry N. Gunty
                            Title:   Principal